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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2013(a)	2012(a)	2011(a)	2010(a)	2009(a)(b)

Earnings
Net income before adjustment for income from equity investees	124	130	115	74	67
Fixed charges	44	41	50	51	51
Distributed income of equity investees	67	99	135	126	99
Non-controlling interests of subsidiaries that have not incurred fixed charges	(14)	(13)	–	–	–

Total Earnings	221	257	300	251	217
Fixed Charges
Interest expensed and capitalized	43	40	48	50	51
Amortization of other assets	1	1	2	1	–

Total Fixed Charges	44	41	50	51	51
Ratio of Earnings/Fixed Charges	5.02x	6.27x	6.00x	4.92x	4.26x
(a)
An additional 45 percent membership interests in each of GTN and Bison were acquired from subsidiaries of TransCanada in 2013 resulting in a 70 percent ownership in each. As a result, the acquisition was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of GTN and Bison were recorded at TransCanada's carrying value and the Partnership's historical financial information was recast to consolidate GTN and Bison for all periods presented.

(b)
The acquisition of North Baja in 2009 was accounted for as a transaction between entities under common control using a method whereby the assets and liabilities of the acquired entities are recorded at TransCanada's carrying value and the Partnership's historical financial information was recast to include North Baja for all periods presented. The ratios presented reflect the recast historical financial information.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES